PILGRIM’S PRIDE CORPORATION
1770 Promontory Circle
Greeley, CO 80634-9038

October 4, 2022

By EDGAR

Jeffrey Gordon
Jean Yu
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, DC 20549

Re:    Pilgrim’s Pride Corporation
Form 10-K for the Year Ended December 26, 2021
Filed February 18, 2022
Form 10-Q for the Period Ended June 26, 2022
Filed July 28, 2022
File No. 001-09273

Dear Mr. Gordon and Ms. Yu:

On behalf of Pilgrim’s Pride Corporation (the “Company”), set forth below is our response to the letter provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 22, 2022 commenting on the above-captioned Form 10-K for the year ended December 31, 2021 filed with the Commission on February 18, 2022 and the above-captioned Form 10-Q for the quarter ended June 26, 2022 filed with the Commission on July 28, 2022. For your convenience, we have set forth the Staff’s comments in bold, italic typeface followed by our response. References to “we,” “us,” and “our” refer to the Company.
Form 10-Q for the Period Ended June 26, 2022
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33
1.Please disclose in future filings whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:
•suspend the production, purchase, sale or maintenance of certain items;
•experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials [(e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine)];
•experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
•be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or

October 4, 2022

•be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension or have sought to “de-globalize” your supply chain.
Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Company Response: We respectfully advise the Staff that in future filings we will (i) disclose in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations whether and how our business segments, products, lines of service, projects, or operations have been materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine, (ii) disclose whether and how we have undertaken efforts to mitigate the impact, and (iii) if possible, quantify the impact on our business.
2.    Please disclose in future filings any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from, Russia’s invasion of Ukraine. Trends or uncertainties may include impairments of financial assets or long-lived assets; declines in the value of inventory, investments, or recoverability of deferred tax assets; the collectability of consideration related to contracts with customers; and modification of contracts with customers.
Company Response: We respectfully advise the Staff that in future filings we will disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on our cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from Russia’s invasion of Ukraine.
Part II. Other Information
Item 1A. Risk Factors, page 50

3.    We note there may be increased risk of cyberattacks as a result of the ongoing Russia-Ukraine war. To the extent material, please disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

Company Response: We respectfully advise the Staff that in future filings we will disclose in Item 1A. Risk Factors any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine to the extent material and if we have taken actions to mitigate such potential material risks.
If you have any questions regarding our responses to the comments set forth above, or need additional information, please do not hesitate to contact me at (773) 505-8595 or Jeffrey Sherman of Faegre Drinker Biddle & Reath LLP at (303) 607-3666.

Respectfully,
/s/ Matthew Galvanoni
Matthew Galvanoni
Chief Financial Officer and
Chief Accounting Officer